Exhibit 99.1

Akari Therapeutics to Provide Update on its Eye Disease Program During Association for Research in Vision and Ophthalmology (ARVO) Annual Meeting

▪	Poster to be presented on back-of-the-eye program including data from uveitis preclinical model

▪	Interim data expected from Akari’s Phase I/II clinical trial in atopic keratoconjunctivitis (AKC), a surface of the eye inflammatory disease

NEW YORK and LONDON, March 27, 2019 - Akari Therapeutics, Plc (Nasdaq: AKTX), a biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where the complement and/or leukotriene systems are implicated, today announces that it will provide an update on its eye diseases program during the 2019 Annual Meeting of The Association for Research in Vision and Ophthalmology (ARVO) being held April 28-May 2, 2019 in Vancouver, B.C.

A poster will be presented at ARVO showing Coversin’s effect in a preclinical model of autoimmune uveitis, a back of the eye orphan disease with significant unmet need. Uveitis is an inflammatory disease affecting the uvea (pigmented layer of the eye). Currently the most common treatments are systemic, topical or injected corticosteroids, but these carry a high risk of treatment-limiting side effects, especially with prolonged use resulting in high unmet need and demand for new treatment modalities. Coversin binds C5 and LTB4 independently, and as such is a powerful inhibitor of both the complement and leukotriene pathways whose combined activities are increasingly implicated in both eye surface and back of the eye diseases.

During ARVO 2019, the Company also expects to provide an interim update of its Phase I/II clinical trial in AKC, currently in progress at Moorfields Eye Hospital, Bristol Eye Hospital and Liverpool University, UK. AKC is an eye surface inflammatory disease and is one of a larger group of related ocular surface inflammatory diseases associated with severe dry-eye including vernal keratoconjunctivitis (VKC), Sjögren’s syndrome and mucous membrane pemphigoid, which are currently inadequately treated and may result in permanent loss of vision. At ARVO 2018, Akari and UCL Institute of Ophthalmology presented data from a preclinical model of severe eye surface inflammation which showed equivalence with the gold standards, topical corticosteroids and cyclosporin over a 4-day treatment period. These results have now been extended to 12 days of treatment and show that Coversin, dosed topically once a day, maintained the same anti-inflammatory efficacy over 12 days. The data is currently under review for publication and will be released on the Akari website concurrent with publication.

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Details of poster presentation at ARVO 2019

Title: Targeting the leukotriene B4 pathway and/or complement C5 via dual-functional recombinant rVA576 (Coversin) in Experimental Autoimmune Uveitis (EAU)

Date and Time: Sunday, April 28, 2019, 1:00 p.m. - 2:45 p.m. PDT

Poster/Abstract Number: B0275/797

Presenter: Dr Virginia Calder’s group from UCL Institute of Ophthalmology, London, UK.

Presentation abstracts can be found on the ARVO 2019 website.The poster will be available under “Events” in the Investor Relations section of the Company's website at www.akaritx.com.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, Coversin, is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity. Coversin is currently being clinically evaluated in four indications: bullous pemphigoid (BP), atopic keratoconjunctivitis (AKC), atypical hemolytic uremic syndrome (aHUS), and paroxysmal nocturnal hemoglobinuria (PNH). Akari believes that the dual action of Coversin on both C5 and LTB4 may be beneficial in AKC, BP, and aHUS. Akari is also developing other biopharmaceuticals, including longer acting versions of Coversin.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Coversin may not be as large as expected; risks associated with the departure of our former Chief Executive Officers and other executive officers; risks related to material weaknesses in our internal controls over financial reporting and risks relating to the ineffectiveness of our disclosure controls and procedures; risks associated with the putative shareholder class action and SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC on July 18, 2018. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

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For more information

Investor Contact:

Peter Vozzo

Westwicke Partners

(443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Mary-Jane Elliott / Sukaina Virji / Nicholas Brown

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com

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